UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2017

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 30, 2017, Jason Kon Man Wong resigned as an independent director of China Lending Corporation (the “Company”) and as Chairman of the Company’s Audit Committee and member of the Company’s Compensation Committee and Corporate Governance and Nominating Committee. Mr. Wong’s resignation did not result from any disagreement with the Company. Mr. Wong will continue to serve the Company as a consultant going forward.

John Chen has been appointed to fill the vacancy as an independent director, Chairman of the Company’s Audit Committee and member of the Company’s Compensation Committee and Corporate Governance and Nominating Committee created from Mr. Wong’s resignation. Mr. Chen, age 45, is a California Certified Public Accountant. Mr. Chen has been the Chief Financial Officer of General Steel Holdings Inc. (OTCBB: GSIH) since May 2004. From 1997 to 2003, Mr. Chen was a Senior Accountant at Moore Stephens Frazer and Torbet. Mr. Chen received his Bachelor of Science degree in Business Administration, Accounting from California State Polytechnic University. Mr. Chen’s experience as a California Certified Public Accountant and his experience as a chief financial officer of a public company have provided him with broad experience in finance including accounting and financial reporting.. Mr. Chen has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Chen had, or will have, a direct or indirect material interest.

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Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

August 8, 2017	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

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